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                              Exhibit 10 (a)(ii)


                             EMPLOYMENT AGREEMENT

     This Employment Agreement (the "Agreement"), dated as of September 1, 2001, between OmniComm Systems, Inc., a Delaware corporation, (the "Company"), and David Ginsberg, D.O. (the "Executive").

                                  WITNESSETH:

     WHEREAS, the Executive has experience in managing at a senior level a publicly traded company (or a division of such a company) involved in the clinical trials business;

     WHEREAS, the parties acknowledge that the Executive's abilities and services are unique and essential to the prospects of the Company; and,

     WHEREAS, the Company has entered into an agreement for funding and a condition of that agreement is that the Executive restructure an existing employment agreement dated July 18, 2001; and,

     WHEREAS, the Company and the Executive agree that this Agreement hereby replaces and supercedes the existing employment agreement between the Company and the Executive dated July 18, 2000; and,


     WHEREAS, in light of the foregoing, the Company desires to employ the Executive as its Chief Executive Officer and President and the Executive desires to accept such employment.


     NOW, THEREFORE, the parties hereto agree as follows:

     1. Employment. The Company hereby employs the Executive and the Executive hereby accepts employment upon the terms and conditions hereinafter set forth.

     2. Term and Termination. This Agreement shall commence on September 1, 2001 and shall terminate as of the earlier of:

          (a)  3 years from the date hereof;
          (b) the death or disability of the Executive. Disability shall mean the Executive's inability, due to sickness or injury, to perform effectively his duties hereunder for a period of at least 90 consecutive days;
          (c) thirty (30) days after notice is given by the Company to the Executive after a material breach hereof by the Executive; or,
          (d) thirty (30) days after notice is given by the Executive to the Company after a material breach hereof by the Company.

The exercise of the Company's or the Executive's right to terminate this Agreement pursuant to clause (c) or (d) hereof, as the case may be, shall not abrogate the rights and remedies of the terminating party in respect of the breach giving rise to such termination.

     3.   Salary.  For all services rendered under this Agreement:
          (a) During the term of his employment, the Company shall pay the Executive an annual salary of $200,000. The Executive's salary may be paid in the form of cash and/or stock, as agreed upon by the parties.

          (b) During the term of his employment, the Executive shall be entitled to participate in employee benefit plans or programs of the Company, if any, to the extent the Executive is eligible to participate thereunder. Such plans and programs shall include, but not be limited to, the following:

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               (i)  major medical health insurance for the Executive, his spouse and two children; and
               (ii) four weeks paid vacation.
          (c) The Executive shall be permitted to participate in the Company's stock option plan. The number of shares subject to options, type of options, and vesting of the options are set forth on Exhibit "A," attached hereto as if fully set forth herein.

          (d) The Company shall also pay the Executive a bonus that shall consist of any one or more of the following:

               (i) The Company shall pay Executive a minimum guaranteed bonus of twelve thousand five hundred dollars ($12,500.00) quarterly in arrears.
               (ii) In the event that the Executive is able to meet the Company's budgetary requirements set forth in a particular calendar year, the Executive shall be entitled to receive a bonus to be agreed upon by the Executive and the Company's Board of Directors. The Company's Board of Directors and the Executive shall agree upon the Company's budgetary requirements or key milestones, such requirements or milestones to be decided within thirty (30) days of the closing of the private placement with Commonwealth Associates, and if the Executive meets the budgetary requirement conditions, he shall be paid 30 days after the end of the Company's calendar year.

          (e) The Executive shall also be entitled to severance pay equal to six (6) months salary and benefits in the event of termination by the Company for any reason other than commission of a felony or a crime involving moral turpitude relating to services provided to the Company, or termination by the Company pursuant to Paragraph 2(c). Options which have vested prior to the date of termination shall remain exercisable during the severance period. Unvested options shall terminate in accordance with the terms of the respective Stock Option Agreements.

     4. Duties. The Executive shall be employed as Chief Executive Officer of the Company and, subject to the direction of the Board of Directors and the Company's officers designated by the Board of Directors, shall perform and discharge well and faithfully the duties which may be assigned to him from time to time by the Company in connection with the conduct of its business. If the Executive is elected or appointed a director of the Company or any subsidiary thereof during the term of this Agreement, the Executive will serve in such capacity without further compensation.

     5. Extent of Services. Except as set forth below, the Executive shall devote his entire time, attention and energies to the business of the Company and shall not during the term of this Agreement be engaged, whether or not during normal business hours, in any other business or professional activity, whether or not such activity is pursued for gain, profit, or other pecuniary advantage. Notwithstanding the foregoing, the Executive shall be allowed to serve on the Board of Directors of other companies so long as such Board participation does not interfere with the Executive fulfilling his duties to the Company and the Executive obtains the prior written approval of the Company's Board of Directors. In addition, the Executive shall be allowed to provide consulting services to other companies so long as he obtains the prior written approval of the Company's Board of Directors, turns over to the Company the entire amount of the compensation he receives as a result of providing such services, and provides such services no more than three (3) days per month.

     6. Disclosure of Information. The Executive recognizes and acknowledges that the Company's trade secrets and proprietary information and processes, as they may exist from time to time, are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the Executive's duties hereunder. The Executive will not, during or after the term of his employment by the Company, in whole or in part, disclose such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Executive make use of any such property for his own purposes or for the benefit of any person, firm, corporation or other entity except the Company under any circumstances during or after the term of his employment, provided that after the term of his employment these restrictions shall not apply to such secrets, information and processes which are then in the public domain provided that the Executive was not responsible, directly or indirectly, for such secrets, information or processes

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entering the public domain without the Company's consent. The Executive agrees to hold as the Company's property, all memoranda, books, papers, letters, formulas and other data, and all copies thereof and therefrom, in any way relating to the Company's business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company. In the event an action is instituted and prior knowledge is an issue, it shall be the obligation of the Executive to prove by clear and convincing evidence that the confidential information disclosed was in the public domain, was already known by the Executive prior to his employment with the Company, or was developed independently by the Executive.

     7. Inventions. The Executive hereby sells, transfers and assigns to the Company or to any person, or entity designated by the Company, all of the entire right, title and interest of the Executive in and to all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by the Executive, solely or jointly, or in whole or in part, during the term hereof which (i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by the Company or any subsidiary, or (ii) otherwise relate to or pertain to the business, functions or operations of the Company or any subsidiary, or (iii) arise wholly or partly from the efforts of the Executive during the term hereof. The Executive shall communicate promptly and disclose to the Company, in such form as the Company requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements; and, whether during the term hereof or thereafter, the Executive shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as maybe required of the Executive at the Company's expense to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereon. Any invention by the Executive within one (1) year following the termination of this Agreement shall be deemed to fall within the provisions of this paragraph unless proved by the Executive to have been first conceived and made following such termination.

     8.   Covenant Not to Compete.
     (a) During the term hereof and for a period of one (1) year thereafter if the Executive leaves voluntarily or six (6) months if the Executive is terminated by the Company, the Executive shall not compete, directly or indirectly, with the Company, interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, client, supplier, consultant, or employee of the Company and any customer, client, supplier, consultant or employee of the Company, including, without limitation, employing or being an investor (representing more than 5% equity interest) in, or officer, director, or consultant to, any person or entity which employs any former key or technical employee whose employment with the Company was terminated after the date which is one year prior to the date of termination of the Executive's employment therewith. An activity competitive with an activity engaged in by the Company shall mean performing services whether as an employee, officer, consultant, director, partner, or sole proprietor for any person or entity engaged in the business then engaged in by the Company, which services involve the development and marketing of a web-based system to collect, manage, and compile clinical trial and research data.
     (b) It is the desire and intent of the parties that the provisions of this Section shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section shall be adjudicated to be invalid or unenforceable, this Section shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of this Section in the particular jurisdiction in which such adjudication is made.
     (c) Nothing in this Section shall reduce or abrogate the Executive's obligations during the term of this Agreement under Sections 4 and 5 hereof.

     9. Remedies. If there is a breach or threatened breach of the provisions of Section 6, 7 or 8 of this Agreement, the Company shall be entitled to an injunction restraining the Executive from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

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     10.  Assignment. This Agreement may not be assigned by any party hereto;
provided that the Company may assign this Agreement: (a) to an affiliate so long as such affiliate assumes the Company's obligations hereunder; provided that no such assignment shall discharge the Company of its obligations herein, or (b) in connection with a merger or consolidation involving the Company or a sale of more than 50% of the Company's securities or assets, to the surviving corporation or purchaser as the case may be, so long as such assignee assumes the Company's obligations thereunder.

     11. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered mail to the Executive at his residence at:
                             David Ginsberg, D.O.
                             7289 Sarimento Place
                             Delray Beach, FL 33446

and to the Company at:

                             OmniComm Systems, Inc.
                             3250 Mary Street, Suite 402
                             Coconut Grove, Florida 33133
                             Attention:  Chief Financial Officer

     12. Waiver of Breach. A waiver by the Company or the Executive of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

     13. Entire Agreement. This instrument contains the entire agreement of the parties. It may be changed only by an agreement in writing signed by a party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

     14. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Florida. All questions with respect to the construction hereof and the rights and liabilities of the parties hereto shall be governed by the laws of the State of Florida. Any action or proceeding arising out of or relating hereto shall be brought in Miami-Dade County, State of Florida.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

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OmniComm Systems, Inc.


By:/s/Randall Smith
  ------------------
Randall Smith
Chairman of the Board



Executive


/s/David Ginsberg, D.O.
-----------------------
Dr. David Ginsberg

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                                  Exhibit "A"
                   Incentive and Non-Qualified Stock Option

Total Number of Shares Subject to Options: 500,000

Vesting Schedule: 3 years

                             Amount        Price         Vesting Date

Year 1 2001                  166,667        $.43       September 1, 2001

Year 2 2002                  166,667        $.43       September 1, 2002

Year 3 2003                  166,666        $.43       September 1, 2003

Other rights:

1.  "Piggyback" rights in equal proportion to other employees.
2. Acceleration of the vesting of all options in the event of change in control, defined as a sale of more than 50% of the Company's securities or assets to a third party, other than shares sold to Commonwealth Associates, LLP or its affiliates in the Series B or Series C Preferred Private Placements.
3. Options will be granted as Incentive Stock Options (ISO's) to the extent possible under Sec. 422 of the Internal Revenue Code of 1986.
4.  Length of options: ISO 5 years; NonQ 7 years
5. Existing options granted, but unissued, under Stock Option Agreements preceding this Employment Agreement shall remain in force.
Notes:

1. ISO: Incentive stock option pursuant to Sec. 422 of the Internal Revenue Code of 1986. ISO option price shall be the fair market value at the date of grant x 110%
2.  NonQ: Non-qualified stock option.

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